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Giggle Water

Bar

1333 P Street NW
Washington, DC 20005
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Early Investor Bonus: The investment multiple is increased to 1.75× for the next $40,000 invested.
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THE PITCH
Giggle Water is seeking investment to open the new flagship storefront location in one of busiest and most relevant entertainment sectors within the heart of Washington DC - the 14th Street corridor.
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INVESTOR PERKS

Giggle Water is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business and may also receive the perks of lesser value as specified below.

Launch party for founding supporters
Invest $1,000 or more to qualify. 15 of 15 remaining
Private party at GW for you and 7 of your friends
Invest $7,000 or more to qualify. 2 of 2 remaining

3 hours private space. 3 drinks each included. Date to be coordinated with our staff in advance.

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OUR STORY

Juicy Brewing is an innovative craft brewery that quickly climbed to the top 100 in the world since its inception in 2022. Based in Herndon, Virginia.

Recognized in Untappd's Top 100 Breweries
Renowned for rapid growth and popular beer festival appearances globally
Strong network including collaborations with notable breweries and celebrities like Evgeny Kuznetsov of the Capitals
Expanding global presence with exports to multiple countries
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LOCATION

Giggle Water is an extension of Juicy with a significant 14th Street terroir influence. It is a Prosecco Bar that will also serve amazing beer and specialty coffee. It's located within a Theater yet it has its own cool area inside and street frontage, expansive patio and events space. It is located in the highly praised Logan Circle locale - on the 14th Street in a blend of cultural vibrancy, high visibility, and strategic positioning, making it an attractive spot for both locals and visitors. The area's lively atmosphere, combined with its reputation as a hub for arts and entertainment, aligns seamlessly with the venue's concept, promising a unique and engaging experience for its patrons.

Median household income — $128,828
Neighbors — Whole Foods, Le Diplomate, Church Key, Call Your Mother, Bluestone Lane, Aslin Beer Co, Van Leeuwen Icecream (opening soon)
Median age — 35.9

Walk and bike scores — 98.5
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THE SPACE

Giggle Water is envisioned as a multi-beverage space in DC, offering a sophisticated blend of sparkling wines, craft beers, unique cocktails, and specialty coffee.

Stylish European outdoor patio (60-80 pax)
Ground floor bar accommodating theatre and street traffic (125 pax)
Relaxing mezzanine space
Vanilla box condition
Favorable lease terms and collaborative landlord
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VENUE PLAN
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PRESS
Juicy Brewing "to open a new multi beverage entertainment venue within grounds of the Studio Theatre" - PoPville

photo by Tim Brown Thanks to G. for passing on the Juicy Brewing news: "Can confirm they're great." Juicy Brewing announced: "We are taking what you have come to love at our Herndon taproom and elevating it to a new height in the heart of Washington DC - the 14th Street hospitality corridor. We partnered

Kuzy777

Juicy Brewing launches a collaboration with Capitals player Evgeny Kuznetsov

Evgeny Kuznetsov teams up with highly-rated local brewery to create beer called Kuzy 777

Evgeny Kuznetsov is one of the most personable and famous players in the NHL, but he rarely has any outside ventures or endorsement deals, opting to remain private and focus on his family. But on Friday, a project Kuznetsov had...

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THE TEAM
K Scary
General Manager

Experience designer with 10+ years in management, business development, and unique, impact-driven event design. A strategic thinker who has worked with high profile clients. Passionate about bold, playful storytelling and experiences that keep the local community in mind'

Christopher Lynch
Investor and Advisor

Successful local DC restauranteur and bar owner with significant relevant network and local experience.

Anton Sagan
Advisor

Founder and owner of Juicy Brewing. Top 100 brewery in the world according to Untappd.

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TEAM EXPERIENCE

The team consists of experience vetted executors (not simply dreamers). This combined with already established funding and significant amount of preplanning and groundwork achieved over the last months - will ensure soft open in Spring of 2024.

The team consists of hustlers that have delivered numerous projects previously
The project is already 60% funded
There is minimal construction work (no building permits required)
Liquor license approval process on the way using the best legal team
Community engagement showing significant local support
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INTENDED USE OF FUNDS

Investments will be directed towards establishing of a welcoming bubbly patio on the street, including build out, greenery, decor and legals.

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OUR OFFERINGS

We strive for the highest quality in each drink category

Sparkling wines from around the globe and locally
Natural wines from small producers
Handcrafted cocktails using small batch spirits
Local craft beer from top rated breweries such as Juicy
Specialty coffee made with carefully sources beans and roasted locally
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APRIL 1, 2024

Soft Opening

JUNE 1, 2024

Grand Opening

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Buy Gift Cards
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Patio build out $17,000
Coolers $5,000
Furniture $24,500
Legals $4,787
Mainvest Compensation $3,713
Total $55,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,300,000 $1,560,000 $1,716,000 $1,887,600 $2,076,360
Cost of Goods Sold $455,000 $546,000 $600,600 $660,660 $726,726
Gross Profit $845,000 $1,014,000 $1,115,400 $1,226,940 $1,349,634

EXPENSES

Rent $111,000 $133,200 $146,520 $161,172 $177,289
Utilities $6,000 $7,200 $7,920 $8,712 $9,583
Salaries $460,000 $552,000 $607,200 $667,920 $734,712
Insurance $30,000 $0 $0 $0 $0
Equipment Lease $0 $0 $0 $0 $0
Repairs & Maintenance $12,000 $14,400 $15,840 $17,424 $19,166
Legal & Professional Fees $24,000 $14,400 $15,840 $17,424 $19,166
Operating Profit $202,000 $292,800 $322,080 $354,288 $389,718
This information is provided by Giggle Water. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $55,000
Maximum Raise $124,000

Amount Invested $0
Investors 0
Investment Round Ends September 5th, 2023
Summary of Terms
Legal Business Name Studio 1333 LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.75×
Investment Multiple 1.6×
Business's Revenue Share 1%-2.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2032
Financial Condition
No operating history

Studio Juicy was established in Sep 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Studio Juicy forecasts the following milestones:

Achieve $1,200,000 revenue per year in 2024.

Achieve $180,000 EBIT per year in 2024.

Historical milestones

Studio Juicy is in pre-open stage and has already achieved the following milestones:

Identified favorable location in Washington, DC.

Qualified for and executed lease in Sep 2023.

Hired for the following key position - General Manager Oct 2023.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Studio Juicy to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Studio Juicy operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Studio Juicy competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Studio Juicy's core business or the inability to compete successfully against the with other competitors could negatively affect Studio Juicy's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Studio Juicy's management or vote on and/or influence any managerial decisions regarding Studio Juicy.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Studio Juicy and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Studio Juicy is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Studio Juicy might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Studio Juicy is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Studio Juicy

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Studio Juicy's financial performance or ability to continue to operate. In the event Studio Juicy ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Studio Juicy nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Studio Juicy will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Studio Juicy is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Studio Juicy will carry some insurance, Studio Juicy may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Studio Juicy could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Studio Juicy's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Studio Juicy's management will coincide: you both want Studio Juicy to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Studio Juicy to act conservative to make sure they are best equipped to repay the Note obligations, while Studio Juicy might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Studio Juicy needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Studio Juicy or management), which is responsible for monitoring Studio Juicy's compliance with the law. Studio Juicy will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Studio Juicy is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Studio Juicy fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Studio Juicy, and the revenue of Studio Juicy can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Studio Juicy to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Giggle Water. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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